Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

MySureFit Inc.
250 East Wisconsin Avenue
Milwaukee, WI 53202
www.mysurefit.com

Up to $1,069,988.34 in Common Stock at $12.63
Minimum Target Amount: $9,990.33

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: MySureFit Inc.
Address: 250 East Wisconsin Avenue, Milwaukee, WI 53202
State of Incorporation: DE
Date Incorporated: May 04, 2012

Terms:

Equity

Offering Minimum: $9,990.33 | 791 shares of Common Stock
Offering Maximum: $1,069,988.34 | 84,718 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $12.63
Minimum Investment Amount (per investor): $252.60

<u>Time-Based Investment Incentives</u>

Friends and Family Early Birds

Invest within the first 7 days and receive 30% Bonus Shares.

Super Early Bird Bonus

Invest within the first 14 days and receive 20% Bonus Shares.

Early Bird Bonus

Invest within the first 30 days and receive 10% Bonus Shares.

<u>Amount-Based Investment Incentives</u>

$500+ | Tier 1

Invest $500 and receive $100 store credit.

$1,000+ | Tier 2

Invest $1,000+ and receive $100 store credit + 2% Bonus Shares.

$2,500+ | Tier 3

Invest $2,500+ and receive $100 store credit + 1 year 10% discount on all purchases + 5% Bonus Shares.

$5,000+ | Tier 4

Invest $50,000+ and receive $150 store credit + 1 year 10% discount on all purchases + 7% Bonus Shares.

$10,000+ | Tier 5

Invest $10,000 and receive $100 store credit + 1 year 10% discount on all purchases + 10% Bonus Shares.

$25,000+ | Tier 6

Invest $25,000+ and receive $150 store credit + 1 year 10% discount on all purchases + Founder Call + 12% Bonus Shares.

$50,000+ | Tier 7

Invest $50,000+ and receive $200 store credit + 2 year 10% discount on all purchases + Founder Dinner + 15% Bonus Shares.

$100,000+ | Tier 8

Invest $100,000+ and receive $250 store credit + 3 year 10% discount on all purchases + Founder & Management Dinner + 20% Bonus Shares.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

MySureFit is a revolutionary digital platform for the $750 billion e-commerce apparel industry which is expected to reach $1.2 trillion by 2025. MySureFit is the world's first "smart fitting room" that uses augmented reality visualization to allow online shoppers to virtually try on clothing and purchase the right size based on

MySureFit's proven and patented technology. MySureFit increases conversion rates, customer loyalty and profitability by reducing: a) returns that cost the industry $100 billion, millions of wasted hours by consumers, b) environmental impact (5 million tons of waste) from returns associated with orders placed in multiple sizes, and c) shipping costs and damaged items resulting in overstocking, discounting and brand devaluation. By reducing returns for thousands of customers of tens of thousands of garments ordered from hundreds of brands across all categories, MySureFit provides multiple revenue channels from consumers, brand retailers, marketers, and big data without ever touching any physical inventory. Through multiple patented technologies with dozens of features uniquely combined, MySureFit leverages high barriers to entry and rapid marketing penetration to generate a long-term competitive advantage.

MySureFit's patented technology covers its virtual fitting room carousel capabilities which enable users to virtually create outfits on their own image by mixing and matching styles from various fashion brands. The Company's IP also includes its size recommendation feature which uses digitally generated user measurements and other fit related data.

MySureFit generates gross revenue through sales of fashion garments and receives commissions on such revenue. In addition, the Company's b2b licensable plug-in allows brand retailers to use our technology in their businesses. The Company has just launched its plug-in for licensing and expects to generate revenue from this feature in 2022.

The company was incorporated as "Ginman Group Inc." on May 4, 2012, and doing business as "Love That Fit". On April 4, 2106, the Company changed the legal name to "SelfieStyler Inc." to emphasize the visualization capability that was being developed. On August 19, 2021, we changed the legal name to "MySureFit Inc." and did so for two primary reasons intended to achieve commercial flexibility and neutrality. First, we launched our men's capability and based on research found that "SelfieStyler" was preferred by women, but not men. Second, we launched our b2b licensable plug-in and we needed a gender and trend neutral name that would not conflict with brand retailers and their various marketing/branding strategies.

Competitors and Industry

MySureFit is a patented,100% digital, multi-sided revenue technology platform that provides visualization, styling, and digital fitting for both consumers and brand retailers. MySureFit's patented approach to fit reconciliation has resulted in superior outperformance of other fit solutions that rely on consumer self-reported measurements. MySureFit is fully-digital and does not require any physical inventory or brand retailer garment specifications. Thus, MySureFit is poised for rapid growth and scalability. MySureFit has developed over a dozen strategic core competencies with hundreds of unique features as part of its comprehensive solution.

MySureFit believes that its competitors have attempted to deliver only select

elements of MySureFit's capabilities. Some only provide visualization and some only provide fit guidance. Almost all of the fit competitors rely on consumer self-reported measurements and/or brand retailer garment specifications. MySureFit has dramatically outperformed its competitors in regards to customer return rates.

Competitors include Zeekit (acquired by Walmart), Fit Analytics (acquired by Snap), TrueFit, and 3DLook.

Current Stage and Roadmap

MySureFit's vision is to become the "Smart Fitting Room" for consumers and brand retailers anywhere in the world.

MySureFit is currently generating revenue from consumers and brand retailers through transaction commissions. MySureFit currently has commission agreements with more than 100 brands. MySureFit is launching additional premium subscription features for consumers in the near future.

In addition, MySureFit has launched a licensable "plug-in" for brand retailers and technology partners to feature MySureFit's patented technology on their websites and in their stores. MySureFit is currently in licensing discussions with multiple, leading, multi-billion dollar revenue prospective partners.

The Team

Officers and Directors

Name: David Cunningham

David Cunningham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President - Brand Partnerships
  Dates of Service: November 16, 2020 - Present
  Responsibilities: Revenue generation from brands. Annual Salary: $175k cash + $250k in Equity (Common) Compensation subject to 3 year vesting.

Other business experience in the past three years:

- **Employer:** Serendipity Consulting (formerly known as DC Consulting)
  Title: President & CEO
  Dates of Service: January 01, 2018 - November 16, 2020
  Responsibilities: Retail operational consulting

Other business experience in the past three years:

- **Employer:** Infinity Global Partners
  Title: SAB Member
  Dates of Service: December 01, 2019 - Present
  Responsibilities: David advises on fashion apparel design and manufacturing.

Name: Robert Sheahan

Robert Sheahan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer & Treasurer
  Dates of Service: March 15, 2020 - Present
  Responsibilities: Financial accounting, reporting and forecasting. Annual Salary: $569,250 - in Equity (Preferred Series AA) Compensation subject to 3 year vesting.

- **Position:** Board Member and Investor
  Dates of Service: December 01, 2019 - Present
  Responsibilities: Corporate board responsibilities

Other business experience in the past three years:

- **Employer:** Ovamba Solutions, Inc.
  Title: Board member
  Dates of Service: August 01, 2014 - Present
  Responsibilities: Corporate board member responsibilities

Other business experience in the past three years:

- **Employer:** Pathfinder’s International
  Title: CEO
  Dates of Service: March 01, 2002 - Present
  Responsibilities: Company is dormant. No active responsibility

Other business experience in the past three years:

- **Employer:** Coastal Luxe, LLC
  Title: CEO
  Dates of Service: April 02, 2014 - Present
  Responsibilities: Passive. Investor. My wife is the principal day to day operations focus

Name: James Newman

James Newman's current primary role is with Adial Pharmaceuticals, Inc.. James Newman currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member and Investor
  Dates of Service: July 01, 2013 - Present
  Responsibilities: Corporate board responsibilities. No compensation paid.

Other business experience in the past three years:

- **Employer:** Adial Pharmaceuticals, Inc.
  Title: Board Member
  Dates of Service: July 01, 2017 - Present
  Responsibilities: Corporate board responsibilities

Name: Christian Ruth

Christian Ruth's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO & Board Member
  Dates of Service: April 15, 2015 - Present
  Responsibilities: Chief Executive Officer, Visionary, Compensation: $500,000/yearly $180,000 cash, $320,000 in Equity (Series AA Preferred) Compensation.

Name: Ronald Fishbeck

Ronald Fishbeck's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer & Director
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Leads the company's platform development. Annual Salary: $569,250 in Equity (Series AA - Preferred) Compensation subject to 3 year vesting.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These

include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to

find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and

such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
MySureFit Inc. was formed on May 4, 2012. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. MySureFit Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that MySureFit is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval’s that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs

associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on MySureFit Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on MySureFit Inc. could harm our reputation and materially negatively impact our financial condition and business.

We are an early-stage company generating minimal revenues.
Since we were formed in May 2012, we have had very limited sales. As a result, we do not have a significant operating history on which you can base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development. We anticipate incurring operating losses through at least the end of 2020, and there can be no assurance that losses will not continue thereafter. The principal causes of our losses are likely to be significant costs associated with marketing and customer acquisition. We may not be successful in accomplishing our objectives and you may lose your entire investment. The Company has engaged in limited revenue-producing activities to date and expects to incur substantial losses in the near future. The Company will likely need additional financing to support its projected level of operations. No assurance can be given as to the availability of such additional financing or, if available, the terms upon which it may be obtained. Any such additional financing may indeed result in the dilution of an Investor's equity investment in the Company.

Investments in Small Companies.
MySureFit is a small company entering a highly competitive industry. The Company's growth will depend upon the generation of working capital and financial support, which it may not be able to obtain. The Company will need substantial additional capital to expand and compete in the marketplace. The Company has limited assets and a limited operating history, so it may have difficulty securing enough financial support for which it has an increasing need. Thus, the Company will be subject to the high risks associated with startup ventures and small businesses. As a small business,

the Company could be more vulnerable to economic downturns and may also experience substantial variations in operating results with little financial cushion to sustain any downturn. During periods of economic recession, the operating results of small companies are often adversely affected. Investment in small businesses therefore involves a high degree of business and financial risk, which can result in substantial losses and accordingly should be considered speculative.

Future Need for Additional Funds.
The Company's ability to conduct its business may be limited by its capital. The Company may seek additional financing in the future, although there is no assurance that such funding will be available to the Company, that the terms and conditions of such funding will be favorable to the Company, or that such additional funding will not have a material adverse impact on the Company's investors (including, without limitation, in an Investor's equity position in the Company being substantially diluted), including the Investors.

Best Efforts Offering: Absence of Firm Commitments.
We are making this Offering on a "best efforts" basis. No commitment exists by anyone to purchase all or any part of the Stock being offered hereby. Therefore, there is no certainty that any specific number of shares will be sold. In the event that only the minimum number of shares of Common Stock is sold, there may be additional risks involved in that the Offering will be closed with a sum that may not be adequate to implement fully the plans of the Company.

Forward-Looking Information May Prove Inaccurate.
This Offering contains forward-looking statements and information that are based on management's beliefs as well as assumptions made by, and information currently available to, management. When used in this Memorandum, words such as "anticipate", "believe", "estimate", "expect", and depending on the context, "will" and similar expressions are intended to identify forward-looking statements. Such statements reflect management's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including the specific risk factors described below. Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

Projections may not be accurate.
Our business plan contains projections. Projections are hypothetical and based upon present and anticipated factors influencing or that may influence our business. This is particularly so with regard to a startup company with limited operating history that is in the early stages of developing technology for use in future products in highly competitive industries. Assumptions regarding the speed and efficiency with which we may develop products, the commercial viability of such products and future changes in sales and expenses are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen changes and developments in available technologies and products, the entry into our market of significant additional competitors, natural disasters, the

terms and conditions of our future financings, and other risks inherent to our business. WHILE WE BELIEVE THAT OUR PROJECTIONS REFLECT THE POSSIBLE FUTURE RESULTS OF OUR OPERATIONS, SUCH RESULTS CANNOT BE GUARANTEED. YOU SHOULD BE PREPARED FOR THE SUBSTANTIAL ECONOMIC RISKS INVOLVED IN YOUR INVESTMENT IN THE COMPANY.

Market Data.
The market data and forecasts used in this Memorandum were obtained from independent sources as well as from research reports prepared for other purposes. The Company has not independently verified the data obtained from these sources, and the Company cannot assure prospective Investors of the accuracy or completeness of the data. Forecasts and other forward-looking information from these sources are subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this Memorandum.

Dependence on Qualified Personnel, Need for Additional Personnel.
The Company has not entered into employment agreements with any of its key personnel, except for Christian Ruth. Notwithstanding these employment agreements, the loss or unavailability of Christian Ruth, or any other employee of, or independent contractor to, the Company could have a material adverse effect on the operations of the Company. No assurance can be given that the Company will be able to attract and retain the qualified personnel and management necessary to be successful.

Conflicts of Interest.
The Company's Affiliates are permitted to act, and are acting, as the manager of other limited liability companies, as the general partner of other partnerships, or as a director of other corporations. The Company's Affiliates may form and manage additional limited liability companies or other business entities and Investors will have no voting or economic rights in any of these entities. The Company's Affiliates have existing responsibilities and, in the future, may have additional responsibilities to provide management and services to a number of other entities. As a result, conflicts of interest between the Company's Affiliates and the activities of the Company may occur from time to time. The principal areas in which conflicts may be anticipated to occur are as described below. The term "Affiliate" as used in this Memorandum means (i) any person directly or indirectly controlling, controlled by or under common control with another person; (ii) a person owning or controlling 10% or more of the outstanding voting securities of such other person; (iii) any officer, director or partner of such other person; and if such other person is an officer, director or partner, any company for which such person acts in any capacity. The term "person" includes any natural person, corporation, partnership, trust, unincorporated association or other legal entity. Financial Relationships with Board of Directors and Management; Interests in Other ActivitiesThe Company's co-founders, directors, and personnel may engage for their own account, or for the account of others, in other business ventures, whether related to the business of the Company or otherwise, and the Investors will not be entitled to any interest therein solely by reason of any relationship resulting from purchasing shares of the Company's Series AA Preferred Stock. Covenant Capital Holdings, Inc. Christian Ruth, Co-Founder and CEO of the

Company is also the Founder and CEO of Covenant Capital Holdings ("CCH"), an investment holding company which he started in 2006 and which owns companies in the software and services sector. Mr. Ruth's role in CCH is passive and has not sought new investments since 2015 and Mr. Ruth does not have any commitments at CCH that create time commitment obligations that conflict with his responsibilities as CEO of the Company. Mr. Ruth owns 100% of Covenant Capital Holdings. The Company also reimbursed CCH for the following expenses incurred during 2015 and 2016, which expenses were incurred for the benefit of the Company: $16,920 for office space expenses and $12,000 for a shared employee. CentricSource LLC The Company has a key business relationship with a strategic partner, CentricSource LLC ("CentricSource"). CentricSource is a majority-owned subsidiary of CCH. CentricSource provides recruiting services and remote management for the Company's remotely located "leased employees". CentricSource has the capability to quickly fulfill employee resource needs and can typically identify, evaluate, select, and hire required resources within two weeks of a request. CentricSource leased employees provide support for the Company's software design, software development, and other operations for various departments of the Company including innovation, product, platforms, activation, and fulfillment. CentricSource employees are required to execute customary confidentiality and intellectual property assignment rights to the Company. On October 1, 2012, the Company entered into an Employee Lease Agreement with CentricSource, pursuant to which CentricSource agreed to lease employees to the Company. As part of the consideration given to CentricSource, the Company agreed to issue shares of the Company's Common Stock representing 50% of the then-outstanding stock of the Company. CentricSource also was issued 48,263 shares of Series A Preferred Stock as consideration for services provided between December 1, 2013 and June 30, 2014. Since July 1, 2014, the Company has paid CentricSource in cash for its services. The commercial terms of the agreement between the Company and CentricSource have been approved by the Company's Board of Directors. Mr. Ruth abstains from the negotiation of economic terms between the Company and CentricSource. CentricSource currently provides approximately 15 leased employees to the Company at an average hourly rate of $26 per hour ("Average Hourly Rate"), which includes all recruiting and management services provided by CentricSource to the Company. The Company believes the Average Hourly Rate for its leased employees is approximately 40% less than the full price equivalent rates of other competitive alternatives. Further, the Average Hourly Rate offered to the Company is 30% less than CentricSource's current market rates.

Competition

While management believes that the market for the Company's products and services is very large, and that the Company can successfully compete in this market on the basis of service, products offered and price, the Company's major competitors are generally larger and better capitalized with more years of experience and operations in the business. There can be no assurance that competitors, or potential competitors, have not, or will not in the future, develop technologies that are competitively superior to the Company's technology or that those competitors will not offer competing technologies at materially lower costs. Competition in the apparel and

accessory distribution industry is diverse, mature and likely cannot be reshaped singularly by any one force in the industry. Changes tend to be gradual and brought about by a wave of technology, business and regulatory reforms reshaping the whole industry. The diversity of landscape ranges from media companies who have their own rights to content, to operators with their own gatekeeper approach to network services. The industry is mature in terms of established business model, pricing plans, profit distributions and how incumbents allow new players to enter the market. This may delay the Company's ability to grow quickly or create positive business model, forcing SelfieStyler to sustain losses over extended periods of time. Additionally, established and bigger companies that either have an interest in or may move into the apparel and accessory industry could invest in or create a competing business, which could sustain losses for an indefinite length of time and utilize the resources of such established and bigger companies. The Company may not be able to compete with competitors that have much greater resources.

Acceptance of Business Model.
The MySureFit business model is unproven. As changes tend to be gradual and brought about by a wave of technology, business and regulatory reforms reshaping the whole industry, the apparel and accessory industry and customers may be unfamiliar with and resist the MySureFit business model, which may affect our ability to grow and generate profits.

Control by Management.
Officers and directors of the Company beneficially own and will continue to beneficially own after the Offering a majority of the outstanding stock of the Company and, as a result, Christian Ruth will generally control the outcome of all matters submitted to stockholders of the Company. Christian Ruth, co-founder of the Company, represents one member of the Board of Directors. While he does not constitute a majority of the Board of Directors, he has significant power to influence the Company's management and policies, including decisions relating to fundamental corporate transactions.

Prohibition on Bad Actors.
This Offering is intended to be made in compliance with Regulation CF of promulgated under the Securities Act. Regulation CF offerings include a prohibition on the participation of certain "bad actors." In the event that a statutory "bad actor" participates in the Offering, the Company may lose its exemption from registration of the Shares. Pursuant to Regulation CF, certain events that would otherwise have designated an Offering participant as a "bad actor" but which occurred prior to the effective date of Regulation CF, are required to be disclosed to all potential Investors. An Investor that will own Shares representing 20% or more of all outstanding shares of the Company's capital stock may be subject to the foregoing "bad actor" rule and be required to make appropriate representations to the Company.

Illiquid Nature of Investment.
Prospective Investors should be fully aware of the long-term nature of an investment in this offering. The Common Stock will be not registered under the Securities Act,

and it is offered pursuant to an exemption from registration with respect to sales not involving a public offering. Such exemption depends, in part, upon the investment intent of the Investors, who will be required to represent in writing that they are purchasing the Common Stock for their own account, for long-term investment and not with a view toward resale or distribution. There currently exists no public market for the resale of the Common Stock and none is expected to develop. Therefore, investment in the Common Stock is suitable only for persons with sufficient liquidity to manage their foreseeable financial responsibilities without use of the invested funds for an indefinite period of time. Liquidity through sale or merger of our Company may not be feasible in a timely manner. In addition, the Common Stock is subject to the Company's Bylaws that will limit your ability to sell or otherwise transfer the Common Stock. Consequently, you may not be able to liquidate your investment. The inability to liquidate your investment due to the lack of a liquid trading market could result in the loss of your entire investment.

There is no public market for, and you may be unable to sell, the Shares. We can provide no assurance that the value of the Shares will increase; in fact, it may decrease significantly.
There is no assurance that there will be a ready market for the Shares at the time our Board of Directors decides our Company should be sold. The value of the Shares may fluctuate due to changes in economic conditions or due to other risks, many of which are beyond our control. There can therefore be no assurance that the Shares will increase in value.

An investment in the Securities may have adverse tax consequences for some investors.
Each prospective Investor should consult his, her or its own tax advisor concerning the impact that an investment in the Common Stock may have on such prospective Investor's federal income tax liability and the application of state and local income and other tax laws thereto.

Our products may not reach the anticipated target market or sales volume expected.
Our sales success will in part be dependent upon the acceptance by users and consumers of our shopping platform and the use of our technology. In addition, while we believe no direct competitors offer the same quality of products to our target markets using our deployment strategy, we cannot control direct future competition. In fact, we anticipate that if we are successful with our strategy, our competition will likely adapt and follow our lead. Problems in any of these areas can cause our business to be unprofitable.

Our distribution rights could be limited.
While the Company currently has distribution rights with approximately 250 leading global fashion brands, we cannot guarantee that we will be able to expand or maintain such rights for any period of time in the future. We could lose all or a portion of those rights, which would impede our ability to sell apparel and accessories and to attract customers to use our platform. In addition, these commitments do not necessarily provide the Company with access to all products produced by a particular fashion

brand

Privacy Concerns.

The MySureFit platform enables users, among other things and as further described in this Memorandum, to shop and see how apparel and accessories available on the platform would fit them. In order to use the platform, users must upload a picture of themselves in underwear to the MySureFit app in order to enable the platform to accurately obtain such user's measurements and accurately show how different apparel would fit such user. Some prospective users may have privacy concerns and prefer not to have such pictures taken of them or uploaded to the MySureFit app, which could substantially limit our success with prospective users and adversely affect our revenues and growth. If the Company were hacked and pictures of our users were stolen, we could face materially adverse consequences that could significantly and negatively impact the Company's growth and revenues.

There is no assurance that you will receive cash distributions, which means you could receive little or no return on your investment.

Distributions are payable at the sole discretion of our Board of Directors, subject to the provisions of General Corporation Law and the Restated Certificate and potentially the requirements of our creditors. We do not know the amount of cash that we will generate, if any, from sales and other operations. Cash distributions are not assured, and we may never be in a position to make distributions. Our Board of Directors may elect to retain future profits to provide for operational financing, debt retirement, and possible business expansion. This means that you may receive little or no return on your investment.

Large Operating Capital Requirements.

The apparel and accessory distribution industry is rife with failed startup companies that start with a good design and may not receive subsequent, growth-stage capital infusion. Due to the operating capital needs to scale the Company's operations, the business may not grow to the critical mass it needs in order to generate meaningful revenues and/or become profitable. If the Company becomes a niche market supplier of products and services, such will negatively affect the outcome of the Company's business plan.

Market Development for Virtual Apparel and Accessory Offerings.

MySureFit has a business plan that combines value-added services with already mature, diverse and competitive offerings. If the market for virtual apparel and accessory distribution develops at a slow pace, it could allow competitors and other industry suppliers to quickly develop similar solutions of their own. A slow market growth could negatively affect the Company's business plan. Product Performance. If the Company's product fails to perform properly, the Company's reputation will be harmed, and the Company could be subject to warranty or other liability claims and substantial economic losses. The software used in the Company's application suite is inherently complex and may contain material defects or errors. Interactions between the Company's product and any new release of core software by mobile handset manufacturers may require extensive testing and, at times, field updates. Any defects

in product functionality or that cause interruptions in the availability of the Company's application suite could result, among other effects, in: • lost or delayed market acceptance and sales; • breach of warranty claims; • sales credits or refunds to our customers; • loss of customers; • diversion of development and customer services resources; and • injury to the Company's reputation. The costs incurred in correcting any material defects or errors may be substantial and could adversely affect the Company's operating results. Currently the Company has no insurance to cover such occurrence. In the event the Company could obtain such insurance, the Company's insurance may be inadequate to cover said occurrence or may not be available on acceptable terms, or at all. In addition, said insurance policy may not cover any claim against the Company for loss of data or other indirect or consequential damages and defending a suit, regardless of its merit, could be costly and divert management's attention.

Inability to Support Product Enhancements.
Even assuming a successful release of the Company's products to the marketplace, competition may require the Company to add product enhancements that are beyond the scope of initial design and capital considerations. The Company's ability to attract customers and establish revenue stream and retain customers will depend in large part on its ability to enhance and improve the Company's existing products and introduce new features. The success of any enhancement or new product depends on several factors, including timely completion, introduction and market acceptance. If the Company fails to follow through with product enhancements, the Company may lose the value and capital spent in building the Company's infrastructure.

Intellectual Property and Legal Issues.
Any failure to protect the Company's intellectual property rights will impair its ability to protect its proprietary technology and its brand. The Company's success and ability to compete depend in part upon the Company's intellectual property. The Company primarily relies on patent, copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with the Company's employees, customers, partners and others to protect its intellectual property rights. However, the steps it takes to protect its intellectual property rights may be inadequate In order to protect the Company's intellectual property rights, it may be required to spend significant resources to monitor and protect such rights. Litigation brought to protect and enforce the Company's intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of the Company's intellectual property. Furthermore, the Company's efforts to enforce its intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of the Company's intellectual property rights. Additionally, the Company's products and services may inadvertently infringe on a third party's intellectual property, which could force the Company, among other things, to cease using such intellectual property or to attempt to license it potentially at a significant cost. The Company's failure to secure, protect and enforce its intellectual property rights could seriously harm the Company's brand and adversely impact its business.

We may be unable to protect our intellectual property.

We have sought limited intellectual property protection. As of March 2020, we have multiple related pending patent applications including three U.S. non-provisional utility patent applications (two of which were issued on: February 2018 and October 2019), one U.S. provisional utility patent application and one PCT international application as well as three pending trademark applications including one trademark application for which a suspension of examination has been requested due to potentially conflicting marks. If we fail to protect our intellectual property and proprietary technology with respect to our significant current or proposed products, our competitive position could suffer, which could have a material adverse effect on our business, operating results, financial condition and future growth prospects.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Christian Ruth	433,488	Common Stock	39.0%
Christian Ruth	678,543	Preferred Stock - Series A	
Christian Ruth	1,201,452	Preferred Stock - Series AA	
The Teresa Fishbeck Trust (Teresa Fishbeck 100% Primary Beneficiary)	22,528	Common Stock	25.3%
The Teresa Fishbeck Trust (Teresa Fishbeck 100% Primary Beneficiary)	724,460	Preferred Stock - Series A	
The Teresa Fishbeck Trust (Teresa Fishbeck 100% Primary Beneficiary)	756,698	Preferred Stock - Series AA	
Covenant Capital Holdings (Christian Ruth owns 100%)	133,157	Preferred Stock - Series A	4.5%
Covenant Capital Holdings (Christian Ruth owns 100%)	137,034	Preferred Stock - Series AA	
CentricSource LLC (Covenant Capital Holdings owns 100%)	29,213	Common Stock	2.7%
CentricSource LLC (Covenant Capital Holdings owns 100%)	13,002	Preferred Stock - Series A	
CentricSource LLC (Covenant Capital Holdings owns 100%)	117,761	Preferred Stock - Series AA	

The Company's Securities

The Company has authorized Common Stock, Preferred Stock - Series A, and Preferred Stock - Series AA. As part of the Regulation Crowdfunding raise, the Company will be offering up to 84,718 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 892,809 outstanding.

Voting Rights

One vote per each share of stock.

Material Rights

- Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

- Dividend Rights: Dividends shall be paid equal to any dividends paid to common share shareholders on a per share basis.

Preferred Stock - Series A

The amount of security authorized is 1,750,000 with a total of 1,694,290 outstanding.

Voting Rights

One vote per share

Material Rights

- Preferred Shareholders are treated as a single class: "Preferred Stock".

- Dividend Rights: Dividends shall be paid equal to any dividends paid to common share shareholders on a per share basis.

- Liquidation Preference - In the event of a sale or liquidation of the Company that is below the per share price paid for by any Preferred Shareholders (Series A Price = $5.18 per share), then the Preferred Shareholders shall be receive ratable distribution of such price paid for the Company. All Preferred Shareholders participate as one class for purposes of determining ratable distribution until full repayment of all Preferred Shares is made. Series AA Preferred is not a separate class from Series A Preferred and Series AA Preferred does not have liquidiation preference over Series A Preferred. They are the same class "Preferred" and the only distinction between Series A and Series AA is the price that was paid for the Preferred Shares.

Preferred Stock - Series AA

The amount of security authorized is 5,750,000 with a total of 3,351,903 outstanding.

Voting Rights

One vote per share

Material Rights

- Preferred Shareholders are treated as a single class: "Preferred Stock".

- Dividend Rights: Dividends shall be paid equal to any dividends paid to common share shareholders on a per share basis.

- Liquidation Preference - In the event of a sale or liquidation of the Company that is below the per share price paid for by any Preferred Shareholders (Series AA Price = $7.59 per share), then the Preferred Shareholders shall be receive ratable distribution of such price paid for the Company. All Preferred Shareholders participate as one class for purposes of determining ratable distribution until full repayment of all Preferred Shares is made. Series AA Preferred is not a separate class from Series A Preferred and Series AA Preferred does not have liquidiation preference over Series A Preferred. They are the same class "Preferred" and the only distinction between Series A and Series AA is the price that was paid for the Preferred Shares.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value

dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $603,216.00
  Number of Securities Sold: 892,809
  Use of proceeds: Research and development
  Date: June 30, 2014
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $32,660,988.00
  Number of Securities Sold: 5,046,193
  Use of proceeds: General company operations, R&D and test marketing
  Date: March 15, 2015
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes

appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2019 and 2020, is based on our consolidated financial statements which have been reviewed by a third-party accounting and auditing firm.

Sales

Sales for fiscal years 2020 and 2019 were $82,168 and $127,482, respectively, as the company was primarily in technology platform development mode. The sales in both years were generated during market testing for purposes of determining the optimal user and customer experience.

The Company also experienced some higher than expected virality during one of its market tests in Q42019 which drove higher than expected sales in 2019.

It is important to note, that the Company had gross orders, before applying any promotional discounts of more than $500,000 for the combined years 2019 and 2020.

Cost of Sales

Cost of sales for fiscal years 2020 and 2019 were $282,228 and $484,601, respectively. The primary drivers for cost of sales were order promotions used to acquire new beta customers and higher than expected virality during Q42019 market testing.

Gross Profit (Loss)

Gross profit loss for fiscal years 2020 and 2019 were $200,060 and $357,119, respectively. The primary drivers for cost of sales exceeding sales were order promotions used to acquire new beta customers and higher than expected virality during Q42019 market testing.

Operating Expenses

Total operating expenses for 2020 were $5,071,456 down 7.5% from 2019's $5,488,556. This was due to a combination of factors including the Company's decision to reduce expenses during the covid-19 pandemic and technology platform development achievements that increased operational efficiency.

Technology Platform Development

Technology platform development expenses for 2020 and 2019 were $4,133,521 and $4,813,159, respectively, reflecting an overall reduction of 14%. This was due to a combination of factors including the Company's decision to reduce expenses during the covid-19 pandemic and technology platform development achievements that increased performance and efficiency while also reducing costs.

Marketing

Marketing expenses for 2020 and 2019 were $222,121 and $221,329, respectively. Marketing expenses include various direct marketing activities associated with customer targeting and indirect marketing activities associated with increasing brand awareness.

It is important to note, that as a result of the company launching both its men's feature and its licensable brand retailer plug-in, the Company rebranded itself from "SelfieStyler" to "MySureFit" for increased marketing and commercialization flexibility.

General & Administrative

General and administrative expenses for 2020 and 2019 were 637,787 and 405,719, respectively, and included the addition of a Chief Financial Officer in 2020. General and administrative expenses also include management compensation, rent, utilities, travel, and conference expenses.

It is important to note that the senior management of the Company is highly committed to the long-term success of the Company and is largely compensated through equity issuance instead of cash compensation. More than 75% of management's compensation is equity-based and such equity is issued at the same terms as the Company's investors.

Net Income (loss)

Net loss for 2020 and 2019 were $5,273,604 and $5,845,666, respectively.

Historical results and cash flows:

The Company is currently in the growth stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have recently launched the newest version of our technology platform and have done limited marketing to date to acquire customers.

Past cash was primarily generated through limited sales and largely through equity investments; Our goal is to obtain 15M users by 2023 which should achieve $250M in gross sales. Historical cashflows are not indicative of future revenue and cashflows which we believe will grow rapidly with the funds raised to fully support our

marketing plan.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 2022, the Company has capital resources available in the form of an equity convertible line of credit of $5.0M from Robert Sheahan, Ronald Fishbeck, and Christian Ruth and related entities, MySureFit's largest shareholders.

We currently have $50,000 cash on hand and this amount is replenished by the Company's Board of Directors.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We currently have $50,000 cash on hand and this amount is replenished by the Company's Board of Directors.We believe the funds of this campaign are not critical to our company operations. These funds are being raised to support our 2022 marketing campaign and customer growth.

We have other funds and capital resources available for operations in addition to the funds from this Regulation Crowdfunding campaign.

As of February 2022, the Company has capital resources available in the form of an equity convertible line of credit of $5.0M from Robert Sheahan, Ronald Fishbeck, and Christian Ruth and related entities, MySureFit's largest shareholders.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 30% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company has enough operating resources and from its current shareholders to fund operations for 2-3 years. Our burn rate can be adjusted based on available capital.

The funds from the campaign will be used to fund the marketing campaign and customer growth. As we exit the R&D phase and launch the marketing campaign, we expect that cash from sales will fund the company. In addition, we believe that by reaching additional strategic milestones, we will have additional investor demand in the future.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company has enough operating resources and from its current shareholders to fund operations for 2-3 years. Our burn rate can be adjusted based on available capital.

The funds from the campaign will be used to fund the marketing campaign and customer growth. If we can reach our maximum, we plan to accelerate market penetration. In addition, we believe that by reaching additional strategic milestones, we will have additional investor demand in the future.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company hopes to raise up to $5M total from the StartEngine CF once we complete the initial raise and have audited financials. Our goal is to perform a Series A+ offering in early 2023. The company will continue to have access to capital contributions and equity investment from current shareholders and currently has commitments from its principal investors for up to $2M in currently available funds.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** CentricSource LLC
  Names of 20% owners: Covenant Capital Holdings and Christian Ruth
  Relationship to Company: Vendor. CentricSource provides software design, development and support services to MySureFit Inc.
  Nature / amount of interest in the transaction: CentricSource LLC is an outsourced software design, development and support company that provides exclusively-dedicated resources to the Company. CentricSource billing rates are below market rate which benefits the Company. Both the rates and employee performance are managed by MySureFit Inc. executives and managers. Christian Ruth does not manage any of the employees.

Material Terms: CentricSource bills the Company on a monthly basis for services.

Valuation

Pre-Money Valuation: $75,009,595.26

Valuation Details:

The board of directors determined the valuation based on the following factors:

Large Market, Big Problem, and Patented Solution

- Market size: $1.2 trillion forecasted by 2025

- Market need: eCommerce return rates are estimated at up to 40%

- Platform validation: customers, 90% return rate reduction

- Commission agreements that can generate revenue from approximately 180 brand retailers with additional brand retailers expected

- Platform enables multiple revenue channels from both consumers and brand retailers

- Patents issued and additional patents pending

- Experienced management team - over 150 years of combined experience in technology and fashion retail

- Operational efficiency for long-term profitability and cash flow

- The average cash compensation for our team members is less than $25 per hour - including benefits. They also receive equity which we believe maximizes their alignment with our customers and investors.

Valuation Considerations

Comparable Companies and Replacement Cost for Strategic Acquirors

We believe that there is no other company on the planet that can deliver our vast capabilities to the broadest base of consumers or brand retailers:

For example, TrueFit which we believe relies on less accurate consumer "self-reported" measurements as a key component of its sizing solution does not have any customer digital visualization capability. MySureFit uses proprietary and universal sizing technology with 99% measurement accuracy and provides scalable visualization so customers can mix and match across hundreds of brands. TrueFit has raised $157

million and we believe that it has a multi-hundred-million dollar valuation.

Importantly, TrueFit is a b2b licensing provider to brand retailers and does not generate any revenue from consumers. Unlike TrueFit, MySureFit's ambidextrous technology platforms can generate from brand retailers, consumers, and marketers. We believe that there are complements and synergies between multiple revenue channels that can result in exponentially faster growth than a conventional b2b licensing model that is restricted to a single revenue channel. We believe that as a result of our higher revenue potential and higher revenue potential growth, we would receive a higher valuation multiple in the future.

In addition, we believe that we are more operationally efficient than our existing or potential competitors with much lower operating costs and as a result, we believe that we can reach cash break-even and profitability more quickly than other potential competitors.

Replacement cost of our technology, patents, and capability compared to the market and "competitors".

We believe that MySureFit is the only ambidextrous platform on the planet and our platform lets us generate revenue from both consumers, brand retailers, and marketers with multiple revenue streams available.

We are in the very early days of commercial penetration with consumers, but we believe that with significant investment for marketing, we could reach a multi-billion dollar valuation in the long term. Our platform is 100% digital and allows for rapid scale, flexibility, and multiple and complementary revenue channels.

We believe that there are several potential strategic acquirers for MySureFit including brand retailers, online market places and technology companies. In addition, we have a cash operating cost per head that is less than $25 per hour which we believe is significantly lower than both our competitors and potential acquirers. Given the combination of our investment to date, intellectual property, proprietary knowledge, and our operating efficiency, we believe that it would require another company to invest approximately $100 million to create our capabilities.

This valuation was calculated internally without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options and warrants are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

In making this calculation <u>we have not assume</u>d that any other securities with a right

to acquire shares are exercised.

Use of Proceeds

If we raise the Target Offering Amount of $9,990.33 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  96.5%
  Our marketing strategy is to increase awareness and communicate the specific benefits of MySureFit - The Smart Fitting Room - to both consumers and brand retailers. We plan on marketing through multiple, complementary marketing channels and we are able to measure ROI for each channel.

If we raise the over allotment amount of $1,069,988.34, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  61.5%
  Our marketing strategy is to increase awareness and communicate the specific benefits of MySureFit - The Smart Fitting Room - to both consumers and brand retailers. We plan on marketing through multiple, complementary marketing channels and we are able to measure ROI for each channel.
- *Research & Development*
  27.0%
  To maintain long-term competitive differentiation from competitors, we will continue to invest in appropriate research and development to identify, evaluate, develop and integrate best-in class technologies and capabilities so that MySureFit is firmly established as the leading global technology platform for consumers and brand retailers.
- *Operations*
  8.0%
  MySureFit's operational model is cutting edge and features leading strategies for aligning cultural development, research, product development, marketing integration and client service. We are efficient and these proceeds will be used to facilitate platform operations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.mysurefit.com (https://mysurefit.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mysurefit

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR MySureFit Inc.

[See attached]

MySureFit, Inc.
(A Delaware Corporation)

FINANCIAL STATEMENTS
December 31, 2020 and 2019

MySureFit, Inc.

FINANCIAL STATEMENTS
December 31, 2020 and 2019

Table of Contents

F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES
A Professional Service Corporation
Since 1938

Members of:
WSCPA
AICPA
PCPS

802 North
Washington
PO Box 2163
Spokane,
Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To the Board of Directors
MySureFit, Inc.
Milwaukee, WI

We have reviewed the accompanying financial statements of MySureFit, Inc. (a Delaware corporation) which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, stockholders' equity (deficit), and cash flows for each of the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has significant operating cash flow deficits, and has disclosed that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountants' Responsibility

Our responsibility is to conduct the review engagement accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, Washington
January 28, 2022

MYSUREFIT, INC.
BALANCE SHEETS

December 31, 2020 and 2019 (unaudited)

Assets

		2020		2019
Current assets				
Cash and cash equivalents	$	11,559	$	105,663
Inventory, net		-		88,655
Total current assets		11,559		194,318
Property and equipment				
Computer and equipment		53,854		53,854
Furniture		22,000		22,000
Total property and equipment		75,854		75,854
Accumulated depreciation		(54,703)		(43,721)
Property and equipment, net		21,151		32,133
Total assets	$	32,710	$	226,451

Liabilities and Stockholders' Equity (Deficit)

		2020		2019
Current liabilities				
Accounts payable	$	88,612	$	1,398,123
Accrued expenses		28,084		289,628
SAFE Liability		15,618,467		9,636,575
Total current liabilities		15,735,163		11,324,326
PPP Loan, noncurrent		276,300		-
Total liabilities		16,011,463		11,324,326
Stockholders' equity (deficit)				
Common stock, $0.0001 par value, 20,000,000 shares authorized; 871,669 and 781,320 issued and outstanding, respectively.		87		78
Preferred stock, $0.0001 par value,7,500,000 shares authorized; 2,244,023 and 2,214,379 issued and outstanding, respective		224		221
Additional paid-in capital		13,179,684		12,786,970
Retained earnings		(29,158,748)		(23,885,144)
Total stockholders' equity (deficit)		(15,978,753)		(11,097,875)
Total liabilities and stockholders' equity (deficit)	$	32,710	$	226,451

See independent accountants' review report and accompanying notes to the financial statements.

MYSUREFIT, INC.
STATEMENTS OF OPERATIONS

Years Ended December 31, 2020 and 2019 (unaudited)

		2020		2019
Sales	$	82,168	$	127,482
Cost of sales		282,228		484,601
Gross profit		(200,060)		(357,119)
Operating expenses				
Technology platform development		4,133,521		4,813,159
General & administrative		637,787		405,719
Marketing		222,121		221,329
Professional fees		67,046		36,263
Depreciation		10,982		12,086
Total operating expenses		5,071,456		5,488,556
Operating loss		(5,271,516)		(5,845,675)
Other income (expenses)				
Interest expense		(2,095)		-
Interest income		7		9
Net loss	$	(5,273,604)	$	(5,845,666)

See independent accountants' review report and accompanying notes to the financial statements.

MYSUREFIT, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Years Ended December 31, 2020 and 2019 (unaudited)

	Preferred Stock		Common Stock				
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2018	2,144,552	$ 214	673,887	$ 67	$ 12,161,960	$ (18,039,478)	$ (5,877,236)
Common shares issued to employees & consultan	-	-	107,433	11	95,017	-	95,028
Preferred shares issued for cash	69,828	7	-	-	529,993	-	530,000
Net income (loss)	-	-	-	-	-	(5,845,666)	(5,845,666)
Balance, December 31, 2019	2,214,380	221	781,320	78	12,786,970	(23,885,144)	(11,097,874)
Common shares issued to employees & consultan	-	-	90,349	9	182,670	-	182,679
Preferred shares issued for cash	29,644	3	-	-	225,044	-	225,047
Offering costs - Series AA	-	-	-	-	(15,000)	-	(15,000)
Net income (loss)	-	-	-	-	-	(5,273,604)	(5,273,604)
Balance, December 31, 2020	2,244,024	224	871,669	87	13,179,684	(29,158,748)	$ (15,978,752)

See independent accountants' review report and accompanying notes to the financial statements.

MYSUREFIT, INC.
STATEMENTS OF CASH FLOWS

Years Ended December 31, 2020 and 2019 (unaudited)

		2020		2019
Cash flows from operating activities				
Net income	$	(5,273,604)	$	(5,845,666)
Adjustments to reconcile net income to net cash				
provided by (used in) operating activities:				
Depreciation		10,982		12,086
Stock compensation		152,704		-
(Increase) decrease in assets:				
Inventory		88,655		37,607
Increase (decrease) in liabilities:				
Accounts payable		1,738,050		1,398,123
Accrued expenses		(261,544)		256,283
Other liabilities		-		-
Net cash provided by (used in) operating activities		(3,544,757)		(4,141,567)
Cash flows from investing activities				
Purchase of property and equipment		-		-
Net cash provided by (used in) investing activities		-		-
Cash flows from financing activities				
Common shares issued for cash		29,976		95,028
Proceeds under SAFE notes, net		2,919,333		3,617,463
Preferred shares issued for cash		225,044		530,000
Proceeds from notes payable		276,300		-
Net cash provided by financing activities		3,450,653		4,242,491
Net increase (decrease) in cash and cash equivalents		(94,104)		100,924
Cash and cash equivalents at beginning of year		105,663		4,739
Cash and cash equivalents at end of year	$	11,559	$	105,663
Noncash financing activity				
Accounts payable transferred to SAFE liability	$	3,047,559	$	-
Supplemental Disclosure				
Interest paid	$	-	$	-
Taxes paid	$	-	$	-

See independent accountants' review report and accompanying notes to the financial statements.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of MySureFit, Inc. ("MSF" or "the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

MySureFit, Inc. was formed in 2012 as a corporation under the laws of the State of Delaware and is headquartered in Mikwaukee, WI under the original name of Ginman Group, Inc. In August 2013, the Company changed its name to SelfieStyler, Inc. and again in August 2021 the Company changed its name to MySureFit, Inc.

The Company provides technological solutions to assist consumers in finding the perfect fitting clothing before making online purchases, helping to reduce global inventory, packaging and shipping waste.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable

Accounts receivable are carried at the original invoice amount less an allowance for doubtful accounts. Accounts receivable are accounted for at face value and the Company generally requires no collateral as a condition of granting credit. Interest is not charged on accounts past due. Management determines the collectability of accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. The allowance is determined by reviewing the status of past due accounts at each year end and bad debt expense is recorded in the period in which an account is determined to be uncollectible.

As of December 31, 2020 and 2019, the Company had no outstanding accounts receivable.

Inventory

Inventories are valued at the lower of cost (first-in, first-out) or market (net realizable value). Inventory at year end consists of finished products. The company records impairment reserves against inventory balances as deemed necessary. During the year ended December 31, 2020, the Company shifted its focus away from handling retail inventory and recognized a write-down of its inventory in the amount of $112,340.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation. Items with a useful life over one year are capitalized. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets which is generally five years for all assets.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $217,331 and $194,946 for the years ended December 31, 2020 and 2019, respectively.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

I. Identify the contract with a customer
II. Identify the performance obligations in the contract
III. Determine the transaction price
IV. Allocate the transaction price to the performance obligations in the contract
V. Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is recognized upon the transfer of control of promised goods or services to customers. Revenue during the years ended December 31, 2020 and 2019 was minimal and consisted primarily of retail clothing sales to end users. Revenue is recognized when the items are shipped to customers. Customer payments are generally invoiced via a third-party merchant processor upon shipment. Revenue is presented net of returns and discounts.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Shipping and handling costs

Shipping and handling costs are expensed as incurred.

Technology platform development

In accordance with ASC 985-20-25, Costs of Software to Be Sold, Leased, or Marketed, software development costs are expensed as incurred until technological feasibility and marketability of the product has been established. Once the point of technological feasibility and marketability is reached, direct production costs (including labor directly associated with the development projects), indirect costs (including allocated fringe benefits, payroll taxes, facilities costs, and management supervision), and other direct costs (including costs of outside consultants, purchased software to be included in the software product being developed, material and supplies, and other direct costs) are capitalized until the product is available for general release to customers. As of December 31, 2020 and 2019, the Company has concluded that its technology platform has not yet reached technological feasibility, as ongoing program design, software coding, algorithmic testing, and product marketing research is being conducted.

Note 2 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $29 million, has negative cash flows from operations since inception, and requires substantial outside funding to maintain its operations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of equity, its ability to continue profitable sales of its flagship products and services, and its ability to generate positive operational cash flow.

The Company has verbal agreements in place with its current investors and members of management, some of whom are high net worth individuals, to voluntarily provide operational capital on an as-needed basis until such time as the Company conducts a future offering, either through a crowdfunding campaign expected during the first quarter of 2022, or through an additional round of Series A financing. There can be no assurance that the Company will be able to achieve or maintain positive operational cashflows and there are no contractual commitments by its current investors to continue to provide operational capital in the future. If the Company is unable to generate adequate funds from operations or raise sufficient additional outside funding, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 3 – SAFE Liabilities & Debt

During 2018, the Company entered into SAFE agreements (Simple Agreements for Future Equity) with five related-party investors. The agreements provide that, in exchange for the aggregate contribution of up to $30 million in cash or services, the investors contribution amounts will be automatically converted to equity, subject to specific formulas in the agreements at a post-money valuation cap of $7.59 per share. The agreements also stipulate that the investors are to be paid back any contributed amounts upon the occurrence of a liquidity or dissolution event. As a result, the entire balance is classified as a liability on the balance sheet as of December 31, 2020 and 2019. See Note 7 for further details.

As of December 31, 2020, an aggregate $15.62 million had been contributed in either cash or services by the Company's CEO, CFO, CTO, and two other affiliated or commonly-controlled entities.

During the year ended December 31, 2020, the Company also received a loan from the U.S. Small Business Administration under the Payroll Protection Program in the amount of $276,300. This balance was fully forgiven during the year ended December 31, 2021.

The Company has an agreement with its CEO for annual compensation of $500,000, a portion of which is paid in cash and a portion of which is covered under the SAFE agreements. Additionally, substantially all of the Company's accounts payable and accrued liabilities as of December 31, 2019 and 2020 are due and payable to various combinations of the five related parties identified above.

Note 4 – Equity

The Company has authorized twenty million (20,000,000) common shares and 7.5 million (7,500,000) preferred shares, par value $.0001. Common shares are entitled to a single vote for each share held.

Two classes of Preferred Stock have been designated – Series A and Series AA. Preferred shares are subject to preferential dividends, if and when declared by the Board of Directors and are convertible into common shares at a ratio computed by dividing the Original Issue Price by the Conversion Price (both of which are $5.18 and $7.59 for Series A and Series AA, respectively). Prior to 2019, the Company had issued an aggregate 2,144,552 Preferred Shares and 673,887 Common Shares to various investors, recognizing approximately $12 million (12,000,000) in gross proceeds.

During the year ended December 31, 2019, the Company sold 69,828 Series AA shares for $530,000 in proceeds and sold an aggregate 107,433 to employees via payroll reductions.

During the year ended December 31, 2020, the Company sold 29,644 Series Aa shares for $225,000 in proceeds, and issued an aggregate 90,349 of common shares to consultants and employees for both cash and compensation. The Company also incurred $15,000 in direct fees associated with its raise, which were recognized as a reduction in paid-in capital during the period.

Note 5 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, except as noted below.

There is potential that future net operating losses may not be able to be recognized due to change in ownership of a loss corporation. The tax return and deferred tax asset did not reflect the potential impact of ownership changes. A determination of the testing dates, percentage ownership increases, and Section 382 limitation (if any) will be made when the NOL is utilized. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since inception are open for inspection. The Company is also required to file taxes in the State of Oregon.

The Company currently has a tax net operating loss of approximately $27,400,000 for which it may receive future tax benefits. However, as of December 31, 2020, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% the deferred tax asset is approximately $5.7 million and the valuation allowance is $5.7 million which nets to a deferred tax asset of $0 as of December 31, 2020. The deferred tax asset and valuation allowance as of December 31, 2019 is approximately $4.6 million representing a change of 1.1 million on the allowance from 2019 to 2020.

Note 6 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Throughout 2021, economic impacts from new variants of the COVID-19 virus have continued to strain the economy. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time and the Company may continue to suffer adverse consequences as a result.

Note 7 – Subsequent Events

Management has evaluated subsequent events through January 28, 2022, which is the date these financial statements were available to be issued.

During 2021, the Company received roughly $4 million in additional contributions under the terms of the SAFE agreements identified in Note 3 above. On September 30, 2021, all five SAFE holders converted an aggregate $19.36 million in

outstanding SAFEs to equity, resulting in 2,550,666 Series AA shares being issued. The Company also issued 75,000 Series AA shares each to its CFO and CTO for services rendered.

During 2021, the Company's outstanding PPP loan in the amount of $276,300 were fully forgiven.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

MySureFit

The Smart Fitting Room.


See it on.
Know it fits.
Shop online without worrying
if the clothes will fit you.

Website | Milwaukee, WI | DATA/ANALYTICS | FASHION & APPAREL

$0.00 raised

0 Investors	$75M Valuation
$12.63 Price per Share	$252.60 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Imagine having a fashion stylist, personal tailor and virtual fitting room in your phone! MySureFit features patented digital sizing technology that's been validated by thousands of customers shopping across hundreds of different brands. This "smart fitting room" helps consumers, brand retailers and our environment by reducing returns by more than 90%.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Validation from over 225,000 users on MySureFit's online portal with more than 6,000 customers placing more than 13,000 orders.
- A revolutionary digital platform for the $750 billion e-commerce apparel industry, which is expected to reach $1.2 trillion by 2025.
- Founder and CEO Christian Ruth has over 20 years of combined entrepreneurial, strategic, operational, financial, investment and advisory experience from start-ups to industry-leading organizations. He leads a management team with over 150 years of combined technology, fashion retail, and marketing experience.


MYSUREFIT
FITTING ROOM
DRESSES

OVERVIEW

A revolutionary digital platform disrupting the $750 billion e-commerce apparel industry that is expected to reach $1.16 trillion by 2024

Introducing potentially the world's first smart fitting room.

MySureFit uses patented augmented reality visualization to allow online shoppers to digitally try on outfits and get feedback from those they trust before they buy. No more worrying about unreliable self-measurements, sizing across different brands and frustrating returns.

In fact, **MySureFit** has already reduced returns from over 40% to less than 5%.

With the power of just two smartphone selfies, we've created a revolutionary consumer experience that matches a person's unique fit with 99% accuracy.



We created a solution to the industry's major online return problem
We turned phones & computers into digital fitting rooms
So shoppers can see items on and know they fit
Reduce returns
90%

MySureFit has already established its own online retail store featuring hundreds of brands where shoppers can mix and match and virtually try on clothes before they buy.

And since it can plug into existing brand and retail e-commerce platforms, MySureFit can also become the go-to digital fit solution for reducing returns that's an essential part of any retail strategy.

THE PROBLEM

Sizing-related returns waste money and time and have a negative environmental impact

The $752.5 billion e-commerce apparel industry is growing rapidly and is expected to reach **$1.16 trillion by 2025.** (Source)

This explosive growth has many upsides, but sizing-related returns and returns due to orders placed in multiple sizes are not among them.


48% of shoppers
order multiple sizes per item
because they are unsure about fit
They are unsure because...
SIZE: 4
SIZE: M
BRAND A
BRAND B
BRAND C
BRAND D
Sizes are meaningless due to unique body dimensions and inconsistencies across brands.
Biggest Consumer Problem
Shoppers can't know for certain if clothes will fit nor mix & match to create looks.
Biggest Brand Retailer Problem
40% return rates costing
$100 billion annually

(Source 1

With these returns currently averaging more than 40%, the yearly $100 billion industry price tag, countless hours wasted by consumers, and environmental impact are simply too high.

Not to mention that apparel consumers are frustrated with both the traditional and online shopping experiences.



In-Store
Lack of inventory
Reduced sales support
Uncomfortable try-on experiences
Online
Unable to visualize items
Often have to buy multiple to find a fit
Get stuck making returns

On the flip side, retailers and brands suffer from online shopping carts being abandoned before checkout or customers ordering multiple sizes – resulting in costly excess returns, shipping, and damages.

That's 5 million tons of waste on top of an already significant carbon footprint – enough waste to fill trash trucks from New York City to Los Angeles and back.

THE SOLUTION

MySureFit eliminates multi-size ordering and reduces apparel returns by 90%

For over five years, MySureFit has researched shopper preferences and garment sizing – working with thousands of individual shoppers and hundreds of apparel brands to understand the nuances of what makes a good fit.

With just two smartphone selfies, our digital fit matching data can predict the right item size for a shopper with 99% accuracy so that no size selection is required and multiple size ordering and returns are eliminated!


Consumer Metrics
Unique Measurements
Precision Scans
Fit Preferences
Machine Learning
Garment Metrics
Unique Shapes
Big Data
Non-Standard Sizing
Machine Learning
Consumer Benefits
Try-on visualization
No size selection required
Purchase one size only
No need for returns due to fit
Retailer Benefits
One size sold
One size delivered
No returns or stock-outs
No need for excess inventory

The seller only has to deliver one size which the customer keeps – resulting in more accurate inventory and less waste.

In fact, brands and retailers that add MySureFit technology to their sites see a **90% reduction in returns** with even greater carbon reduction from elimination of excess inventory.

MySureFit has developed multiple patented technologies with dozens of features that have been uniquely combined

We deliver the ultimate digital fashion experience for consumers and brands through a combination of fit accuracy and outfit visualization. MySureFit uses digital standardization to determine shoppers' unique measurements and shapes along with big data machine learning to adapt to their unique fit preferences.

MySureFit's features include...

- Digital Fit Reconciliation
- DIY Measurement Shaping
- Share & Feedback
- Auto Size Selection
- Consumer-to-Consumer Referral
- Virtual Fitting Room

By reducing returns for thousands of customers of tens of thousands of garments ordered from hundreds of brands across all categories, MySureFit provides multiple revenue channels from consumers, brand retailers to marketers and big data without ever touching any physical inventory.

Using MySureFit, shoppers simply upload two photos to get accurately measured. MySureFit explains the entire digital sizing, try-on, share, feedback, and shopping experience.

During check-out, customers select "MySureFit" as their size and the perfect fit is automatically delivered.


Say goodbye to online sizing confusion & returns
1
Shopper loves an item but is unsure about size and look
2
Shopper completes a one-time digital fitting with MySureFit
3
Shopper can virtually try on to mix & match outfits across brands
4
MySureFit selects the right size & adds to cart
Size:
5
The look and fit is just as the shopper expected

All orders are shipped directly from our hundreds of brand partners. We're paid a commission and our customers can earn rewards. We even offer premium consumer features such as our **Smart Stylist**.

For our brand retail and technology partners who want to offer MySureFit's benefits directly to their customers, our licensable technology **plug-in** incorporates our proprietary technology and features on their own websites or in-store digital displays.

Through multiple patented technologies with dozens of features uniquely combined, MySureFit leverages high barriers to entry and rapid marketing penetration to generate long-term competitive advantage.

THE MARKET

The $750 billion e-commerce apparel industry is expected to reach $1.2 trillion by 2025

Retail store closings have nearly doubled recently, with **6,955** increasing to approximately 15,000 in 2020 alone.

This trend is predicted to continue as the pool of digitally native shoppers increases each year. **What can't continue is the current rate of returns which MySureFit is already proven to reduce.**


Accelerating Retail eCommerce Migration
Retailers are moving from physical stores to online only
The rate of which has nearly doubled in 2020 alone
Creates New Information Gaps
This leads to multi-size ordering and higher return rates
which is frustrating for consumers & retailers alike
MySureFit is the solution for the enormous global apparel market poised for change.

Beyond the direct cost and carbon footprint savings, our brand and retail partners also have direct access to invaluable data to inform and improve their future collections.

Other digital size solutions rely on shopper-reported information which is much less accurate due to both the misunderstanding of how to measure and the unwillingness to share detail of a highly emotional topic. Our competitors also use known brands as "references" which ignores seasonal changes and different fits and styles from these brands.

With MySureFit, shoppers can virtually try on any item, instantly seeing how it will fit before they buy. And when it comes to brands and retailers, MySureFit's software plug-in is literally ready to drop into their existing e-commerce site.

Finally, shopper privacy is our top priority. All individual shopper profiles are securely stored by MySureFit. Because we analyze both apparel and shopper information, we function as a secure and neutral party, so each shopper's data remains private.

OUR TRACTION

Returns with MySureFit dropped to less than 5%

Our success so far is backed by...

- Over **225,000** users on MySureFit's online portal
- More than **6,000** customers
- More than **13,000** placed orders
- More than **23,000** items from more than **200 brands**

Not only was the average user session time and conversion rate approximately triple that of the industry, but our reorder rate was also **75%** vs. the industry's **10%** and our purchase returns were less than **5%** vs. the industry average of more than **40%**.


98% accurate
"They will send the right size for you! MySureFit is the best way to shop online!"
@alinecappelli

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*


Reduce waste
"You wouldn't have to order a million shirts and create all this extra waste."
@greg_tube

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*


The size that fits
"I use @mysurefit to shop sustainably by selecting clothing that will perfectly fit my body size."
@dani.beck

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

WHY INVEST

We want to be the ultimate digital experience for any consumer, any brand, anytime, anywhere

Our virtual fitting room allows users to mix and match from hundreds of leading brands to create their own outfits – an intriguing resource for shoppers everywhere.

MySureFit has created a completely digital fashion platform that combines a patented virtual fitting room with patented algorithms to provide the ultimate in-home online digital fashion experience while virtually eliminating returns.


We've launched a patented innovation that is already solving an enormous and growing problem.

Join us in our monumental growth disrupting the $750 billion e-commerce apparel industry.


MYSUREFIT
The Smart Fitting Room

In the Press

SHOW MORE

Meet Our Team



Christian Ruth

Founder & CEO

Christian Ruth is the Founder and CEO of MySureFit and also serves on the Company's board of directors. Christian has over 20 years of combined entrepreneurial, strategic, operational, financial, investment and advisory experience from start-ups to industry-leading organizations.

An accomplished keynote speaker and presenter, Christian's strategic case presentation, "Retail Apparel Industry Disruption: MySureFit, Snap-Style-Share-Shop" received first place in the Harvard Business School General Management Program Strategy Competition. He developed MySureFit through extensive research in consumer retail sales, retail operations, apparel supply chain, and global distribution systems. With a passion for design thinking, consumer empathy experience, strategic marketing, digital retail transformation, social media and strategic marketing, Christian believes in making data work to improve peoples' lives and protect the planet.

Prior to founding MySureFit, Christian was the Founder and CEO of Covenant Capital Holdings, an investment holding company in the software and services sector that realized industry-leading returns. He previously served as Vice-President of Mergers & Acquisitions at Platinum Equity and as a Senior Associate at both Morgan Stanley's Technology M&A Group and Credit Suisse's Technology M&A Group. Christian has been involved with numerous investments and exits, with specialized experience in technology mergers and acquisitions in the software and consumer technology industries totaling over $28 billion in value.

Christian is an alumnus of the Harvard Business School and graduated from Tulane University. Christian is married with five daughters



David Cunningham

President - Brand Partnerships

David Cunningham is the President of Brand Partnerships for MySureFit, where he is responsible for brand relationships. A 20-year veteran of the apparel industry, David oversees business development opportunities in both B2B and B2C channels, developing programs to improve shopper experience and e-commerce supply chains while improving the industry's carbon impact.

Prior to MySureFit, David held senior positions at some of the world's top fashion brands, including Ralph Lauren, Calvin Klein, Tommy Hilfiger and Kenneth Cole. In these roles, David grew existing brands and successfully identified white space for brand extensions. He is a senior-level consumer brands executive specializing in retail, wholesale, e-commerce, brand development and market share growth.

Based in New York, David is a graduate of Penn State University with degrees in marketing and finance. He also serves as board advisor to Infinity Partners, a Singapore based factory consortium. David is married and has four adult children.



Ron Fishbeck

Chief Technology Officer & Director

Ron is the Chief Technology Officer at MySureFit and also serves on the Company's board of directors.

Ron has over 40 years of software engineering and leadership experience. Prior to MySureFit, Ron was the Co-founder and Chief Executive Officer and Treasurer of Systems Made Simple (SMS), which reached the Inc. 500 list of the fastest growing privately held companies for five consecutive years. SMS doubled revenue each year to reach $350M was sold to Lockheed Martin. During his career, Ron worked at CSC where he developed top-secret, anti-submarine warfare systems, combat control systems and satellite communication networks.

Ron earned a Bachelor's degree in Computer Science from the State University of New York (SUNY) at Potsdam and completed post-graduate studies in Computer Science at The Johns Hopkins University. He serves on the SUNY Potsdam College Foundation Board of Trustees and chairs the Audit Committee. Ron is also a board member of of Griffin Group Global and CloudFace. Ron is married with two adult children.



Chris Kowalski

Chief Design Officer

Chris is Chief Design Officer at MySureFit where he oversees creative assets for all teams and produces visualizations for all facets of operations from interfaces to marketing to investor pursuits. For 22 years, Chris has proven indispensable in board rooms and war rooms for the top companies in the world including Coca-Cola, General Motors, Ford, The Home Depot, Visa, FedEx, Walmart, AT&T and more. Chris has consistently deconstructed visualization challenges to manifest top tier identities and messaging into digestible, sellable assets for any brand.

Chris graduated from Tulane University, honed his design talent at Parson's The New School and quickly jumped into the freelance realm first as a publisher of magazines, then as a pursuit guru for large architecture, engineering and management firms helping to win billions of dollars in projects, and finally as a roving identity specialist for dozens of top brands. Chris is married with a daughter and a nephew.



Greg Tanaka

Chief A.I. Officer

Greg is the Chief A.I. Officer of MySureFit and is responsible for leading various artificial intelligence, machine learning, computer vision and other research area activities and implementation. Greg has more than 25 years of experience with leading software companies that focus on cutting-edge engineering.

Most recently, Greg founded Percolota a retail-focused software company that provided AI and computer vision solutions for optimizing customer conversion. Previously, Greg worked at Rambus, Synopsys, Silicon Magic and S3 Graphics.

Greg received education in Computer Science and Electrical Engineering from Caltech, University of California at Berkeley and Stanford University.

Greg also serves on the Palo Alto City Council. He is married with two children.



Erin Mester

Director - Customer Experience

Erin Mester is the Director of Customer Experience at MySureFit and is responsible for the development and execution of the customer experience strategy to achieve ultimate customer satisfaction and delight with the Company's products and overall experience of the brand. She works across the customer journey to maximize customer attraction, adoption, retention, and growth of the brand.

Prior to working at MySureFit, Erin co-founded DreamItAlive.com where she co-created and developed the business and product and acted as the CTO. Prior to that she worked as a senior engineer at Hitachi, Ricoh and the Central Intelligence Agency.

Erin has a background in engineering having earned her Computer Science degree from University of California, San Diego. Erin has a love of nature and enjoys the outdoors as well as tai chi, salsa dancing and many other activities. She has a passion for personal development and unlocking human potential.



JP Gaber

Director - Web Platforms

J.P. Gaber is Director of web platforms at MySureFit. He is an entrepreneur at heart and has over 10 years of experience developing websites and applications for a range of businesses.
He has led the design, development, and launch of several fully-responsive enterprise e-commerce websites over the last five years.

Before joining MySureFit in 2018, he worked for three years as the lead developer for Berkshire Hathaway Subsidiary, Ingersoll Cutting Tools. His unique background of business, entrepreneurship, and marketing - combined with his deep understanding of the full technology stack - makes him an invaluable asset for a startup.

J.P. has two Associate of Applied Science degrees, one in Marketing and the other in Information Technology and was on the Dean's list every semester. He is married with two sons.



Robert Sheahan

Chief Financial Officer

Robert is the Chief Financial Officer of MySureFit and also serves on the Company's board of directors. During his 30-year career he has served in various leadership positions in numerous small, medium and fortune 500 companies.

Prior to MySureFit, Robert was a senior executive and board member of Systems Made Simple (SMS), where he led the company through an organizational transformation from a small business to an industry leader with revenues of $350M and 2,300 employees before selling to Lockheed Martin.

Robert started his career as a systems engineer with GTE, moved into sales and quickly gained a reputation as a leader in the field. He also worked with Electronic Data Systems (EDS), Digital Equipment Corp (acquired by Compaq/HP), and Information Management Consultants (IMC) as an engineer, sales manager, and business development executive.

He holds a bachelor's in business administration from Strayer University, Washington, DC and did his graduate studies in economics at Virginia Tech. Robert is married and has two adult children.



James "Jeep" Newman

Investor and Board Member

James W. Newman, Jr. has served as a director since March of 2014. Since September of 2002 Jeep has been the Founder, Chairman and President of Medical Predictive Science Corporation ("MPSC"), a medical device company. He founded The Newman Company, a real estate investment and management company in 1980 for which he still works and is the sole owner. He has been a new venture investor for 20 years, including being an early investor in Medical Automation Systems, a major provider of information management systems for point-of-care testing, which was acquired in 2011 by Alere Inc. His investments have covered a wide range of fields, encompassing everything from biotechnology, bio-informatics, education, and telecommunications, as well as mechanical inventions. Mr. Newman holds a B.A. degree from Upsala College.

Offering Summary

Company	:	MySureFit Inc.
Corporate Address	:	250 East Wisconsin Avenue, Milwaukee, WI 53202
Offering Minimum	:	$9,990.33
Offering Maximum	:	$1,069,988.34
Minimum Investment Amount (per investor)	:	$252.60

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	791
Maximum Number of Shares Offered	:	84,718
Price per Share	:	$12.63
Pre-Money Valuation	:	$75,009,595.26

Time-Based Investment Incentives

Friends and Family Early Birds

Invest within the first 7 days and receive 30% Bonus Shares.

Super Early Bird Bonus

Invest within the first 14 days and receive 20% Bonus Shares.

Early Bird Bonus

Invest within the first 30 days and receive 10% Bonus Shares.

Amount-Based Investment Incentives

$500+ | Tier 1

Invest $500 and receive $100 store credit.

$1,000+ | Tier 2

Invest $1,000+ and receive $100 store credit + 2% Bonus Shares.

$2,500+ | Tier 3

Invest $2,500+ and receive $100 store credit + 1 year 10% discount on all purchases + 5% Bonus Shares.

$5,000+ | Tier 4

Invest $50,000+ and receive $150 store credit + 1 year 10% discount on all purchases + 7% Bonus Shares.

$10,000+ | Tier 5

Invest $10,000 and receive $100 store credit + 1 year 10% discount on all purchases + 10% Bonus Shares.

$25,000+ | Tier 6

Invest $25,000+ and receive $150 store credit + 1 year 10% discount on all purchases + Founder Call + 12% Bonus Shares.

$50,000+ | Tier 7

Invest $50,000+ and receive $200 store credit + 2 year 10% discount on all purchases + Founder Dinner + 15% Bonus Shares.

$100,000+ | Tier 8

Invest $100,000+ and receive $250 store credit + 3 year 10% discount on all purchases + Founder & Management Dinner + 20% Bonus Shares.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company will not incur any irregular use of proceeds.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

MAIN VIDEO

Try this on for size. Try that on for size. It's a generic expression.

But literally, it applies to the age-old ritual of trying on clothes to see if they fit. For generations, we've relied on traditional fitting rooms. But, they can be awkward.

And now, many of us prefer to shop for clothing online - like we do for almost everything else.

So, what is the perfect twenty-first-century way to try something on for size? MySureFit: the smart fitting room.

Imagine having a personal tailor, a fashion stylist, and a virtual fitting room inside your phone! It's ideal for the online apparel market that's forecast to reach 1.2 trillion dollars by 2025.

Existing online shopping isn't perfect. No one likes guessing how clothes will look or ordering multiple sizes knowing they're gonna have to send some back.

And what an inventory nightmare for brand retailers who lose over 100 billion dollars each year in shipping, returns, restocking, damage, theft, wasted time and unhappy customers.

Not to mention five million tons of waste every year!

With MySureFit, you can digitally try on outfits AND get feedback before you buy - from those you trust. No more worrying about unreliable self-measurements, sizing across different brands and those frustrating returns.

In fact, MySureFit has already reduced returns by over ninety percent.

Using MySureFit, shoppers simply upload their photo to get accurately measured. MySureFit explains the entire digital sizing, try-on, share, feedback and shopping experience.

During check-out, customers select "MySureFit" as their size and the perfect size is automatically delivered - directly from 100s of our brand partners.

We're paid a commission AND our customers even earn rewards.

We're already generating revenue and so far, we've received thousands of orders from thousands of customers for tens of thousands of items across hundreds of brands. We've outperformed the industry in conversion and reorder rates and our return rate is less than five percent.

Just listen to what our customers have to say.

TESTIMONIAL w/ disclaimer

I love this technology because I have never ever seen this before. And I love to online shop but I

never know what size to get because I am in between a small and a medium.

TESTIMONIAL w/ disclaimer

They can accurately pick out clothes for you - and by accurately I mean they can get your measurements precise to a T - AND you can be saving the planet by shopping this way!

TESTIMONIAL w/ disclaimer

And I love that I don't have to worry about returning because I already know that it's gonna fit.

TESTIMONIAL w/ disclaimer

I am absolutely obsessed in love.

MySureFit is not only great for shoppers. Here's David Cunningham to explain how we also solve major problems for our brand and retail partners.

Hi I'm David Cunnigham and I work with MySureFit's many partners who provide the products that we make sure fit perfectly every time.

As you've heard, customers can use MySureFit by shopping directly through us.

Sometimes our brand retail and digital partners want to offer MySureFit's benefits directly to their customers.

So, we developed a licensable "plug-in" allowing them to incorporate MySureFit on their own websites or in-store digital displays.

Here's the bottom line.

My team of industry-leading technology and fashion retail execs have invested over a million hours and millions of dollars in a first-of-its-kind, multi-patented innovation that's already transforming the enormous, global apparel industry that's poised for change.

Try MySureFit on for size and help us bring the smart fitting room to shoppers everywhere.

The sky's the limit!

Join us.

++

VIDEO 2

MySureFit is about to change your online shopping experience! Download the app to shop your favorite brands! Choose your favorites and ass to your fitting room. The app will take your picture and get your exact measurements. This way they will be able to send your choices based on your exact size! 98% accurate they will send the right size for you! MySureFit is the best way to shop online!

++

VIDEO 3

-I can’t find a single shirt that fits me. ⊠-Oh, that’s right, you have the date with the hot designer! ⊠-Yeah, does my butt look good in these jeans? ⊠-You don’t have a butt. Forget about your butt. Go try on one of the shirts you ordered online. ⊠-You mean like this one? ⊠-What size is that?⊠-Medium.⊠-Okay there’s gotta be one that fits, what size is that one? ⊠-Medium!⊠-How many did you order? ⊠-As many as necessary!⊠-Wait! Here’s the one sized by MySureFit. ⊠-Oh yeah this fits great. ⊠-Yeah, you should really use it every time. Then you wouldn’t have to order a million shirts and create all this extra waste. ⊠-It’s not that much waste.

++

VIDEO 4

This is how I use @mysurefit to shop sustainably by selecting clothing that will perfectly fit my body size thanks to the MySureFit Technology. You take a photo of yourself using MySureFit technology, and then they select your clothing size based on your photo/measurements. Amazing! E-commerce returns create 5 million tons of wasted packaging and wasted product every year. So it’s important to order just one size – the size that fits!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:21 PM 03/15/2022
FILED 12:21 PM 03/15/2022
SR 20221006825 - File Number 5150060

CERTIFICATE OF AMENDMENT
OF
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
MYSUREFIT INC.

MySureFit Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

1. The name of the corporation is MySureFit Inc.

2. The Second Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by striking out the first paragraph of Article Fourth thereof and substituting in lieu of such first paragraph the following new first paragraph of Article Fourth:

> "FOURTH: The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares of all classes of stock which the Corporation shall have authority to issue is 27,500,000 shares, 20,000,000 of which shall be Common Stock, par value $0.0001 per share (***"Common Stock"***), and 7,500,000 of which shall be Preferred Stock, par value $0.0001 per share (***"Preferred Stock"***). The **"Preferred Stock"** issuance authorization shall be allocated between **"Series A Preferred"** and **"Series AA Preferred"** in the amounts of 1,750,000 shares and 5,750,000 shares, respectively.

3. The foregoing amendment of the Second Amended and Restated Certificate of Incorporation herein certified have been duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

[SIGNATURE PAGE FOLLOWS.]

In Witness Whereof, the undersigned authorized officer of MySureFit Inc. has caused this Certificate of Amendment of Second Amended and Restated Certificate of Incorporation to be signed this 15th day of March, 2022.

MYSUREFIT INC.

By: ________________________________
Name: Christian Ruth
Its: President

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "MYSUREFIT INC." IS DULY INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE NINETEENTH DAY OF AUGUST, A.D. 2021.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL REPORTS HAVE BEEN FILED TO DATE.

AND I DO HEREBY FURTHER CERTIFY THAT THE SAID "MYSUREFIT INC." WAS INCORPORATED ON THE FOURTH DAY OF MAY, A.D. 2012.

AND I DO HEREBY FURTHER CERTIFY THAT THE FRANCHISE TAXES HAVE BEEN PAID TO DATE.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

5150060 8300

SR# 20213031596

Authentication: 203965400

Date: 08-19-21

CERTIFICATE OF AMENDMENT
OF
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SELFIESTYLER INC.

SelfieStyler Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

1. The name of the corporation is SelfieStyler Inc.

2. The Second Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by striking out the first paragraph of Article Fourth thereof and substituting in lieu of such first paragraph the following new first paragraph of Article Fourth:

> "FOURTH: The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares of all classes of stock which the Corporation shall have authority to issue is 27,500,000 shares, 20,000,000 of which shall be Common Stock, par value $0.0001 per share (***"Common Stock"***), and 7,500,000 of which shall be Preferred Stock, par value $0.0001 per share (***"Preferred Stock"***)."

3. The Second Amended and Restated Certificate of Incorporation of the Corporation is hereby amended to delete, in its entirety, the First Article and replaced with the following:

> "FIRST: The name of the Corporation is MySureFit Inc. (the "Corporation")."

4. The foregoing amendments of the Second Amended and Restated Certificate of Incorporation herein certified have been duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

[SIGNATURE PAGE FOLLOWS.]

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:01 PM 08/17/2021
FILED 12:01 PM 08/17/2021
SR 20212999310 - File Number 5150060

In Witness Whereof, the undersigned authorized officer of SelfieStyler Inc. has caused this Certificate of Amendment of Second Amended and Restated Certificate of Incorporation to be signed this 1st day of August, 2021.

SELFIESTYLER INC.

By: Christian Ruth

Name: Christian Ruth

Its: President

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "SELFIESTYLER INC.", FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF AUGUST, A.D. 2017, AT 3:08 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5150060 8100
SR# 20175856421

Authentication: 203110019
Date: 08-23-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:08 PM 08/23/2017
FILED 03:08 PM 08/23/2017
SR 20175856421 - File Number 5150060

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SELFIESTYLER INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

SeflieStyler Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is SelfieStyler Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on May 4, 2012 under the name Ginman Group Inc., which name was changed to SelfieStyler Inc. on April 4, 2016.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is SelfieStyler Inc. (the "***Corporation***").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, Wilmington, Delaware 19808, in the County of New Castle. The name of its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares of all classes of stock which the Corporation shall have authority to issue is 5,000,000 shares, 2,500,000 of which shall be Common Stock, par value $0.0001 per share ("***Common Stock***"), and 2,500,000 of which shall be Preferred Stock, par value $0.0001 per share ("***Preferred Stock***").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

1,650,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "***Series A Preferred Stock***" and 850,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "***Series AA Preferred Stock***." The Series A Preferred Stock and the Series AA Preferred Stock have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends. The holders of Preferred Stock are entitled to receive dividends when, as and if declared by the Board of Directors of the Corporation (the "***Board***"), out of funds legally available therefor, on each outstanding share of Preferred Stock in an amount equal to the dividends that would be paid on the number of shares of Common Stock into which such Preferred Stock is convertible as of the record date for such dividend payment. The right to such dividends on each series of the Preferred Stock is not cumulative. The Corporation shall not pay any dividend on the Common Stock unless the holders of Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the dividend that would be payable to the holders of such Preferred Stock if such shares had been converted into Common Stock as of the date of such payment of dividend on Common Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers. Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined in Section 2.3 below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times (a) the Series A Original Issue Price (as defined below) for each share of Series A Preferred Stock, and (b) the Series AA Original Issue Price (as defined below) for each share of Series AA Preferred Stock, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "***Preferred Liquidation Amount***"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "***Series A Original Issue Price***" shall mean $5.18 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock. The "***Series AA Original Issue Price***" shall mean $7.59 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series AA Preferred Stock.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "***Deemed Liquidation Event***" unless the holders of a majority of the outstanding shares of Preferred Stock elect otherwise by written notice sent to the Corporation at least fifteen (15) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.l(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "***Merger Agreement***") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.l(a)(ii) or 2.3.l(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the holders of at least a majority of the then outstanding shares of Preferred Stock so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "***Available Proceeds***"), on the one hundred fiftieth (l50th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Preferred Liquidation Amount with respect to such shares of Preferred Stock. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall ratably redeem each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may

lawfully to do so under Delaware law governing distributions to stockholders. On or before the applicable redemption date, each holder of shares of Preferred Stock to be redeemed pursuant to this Subsection 2.3.2(b), shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated by the Corporation, and the redemption price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. If on the applicable redemption date the redemption price payable upon redemption of the shares of Preferred Stock to be redeemed pursuant to this Subsection 2.3.2(b) is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Preferred Stock shall cease to accrue after such redemption date and all rights with respect to such shares shall forthwith after the redemption date terminate, except only the right of the holders to receive the redemption price without interest upon surrender of any such certificate or certificates therefor. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "***Additional Consideration***"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "***Initial Consideration***") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class.

3.2 Preferred Stock Protective Provisions. At any time when shares of Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock, without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "***Conversion Rights***"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of conversion. Each share of Series AA Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series AA Original Issue Price by the Series AA Conversion Price (as defined below) in effect at the time of conversion. The "***Series A Conversion Price***" shall initially be equal to $5.18. The "***Series AA Conversion Price***" shall initially be equal to $7.59. Such initial Series A Conversion Price and Series AA Conversion Price, and the rate at which shares of Series A Preferred Stock and Series AA Preferred Stock may be converted into shares of Common Stock, shall each be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when any shares of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of

all then outstanding shares of Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Series A Conversion Price or the Series AA Conversion Price below the then-current par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Series A Conversion Price and/or Series AA Conversion Price (as applicable).

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Series A Conversion Price or Series AA Conversion Price (as applicable) shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "***Option***" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "***Series AA Original Issue Date***" shall mean the date on which the first share of Series AA Preferred Stock was issued.

(c) "***Convertible Securities***" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "***Additional Shares of Common Stock***" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Series AA Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "***Exempted Securities***"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; or

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security.

4.4.2 No Adjustment of Conversion Price. No adjustment in the Series A Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the then outstanding shares of Series A Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock. No adjustment in the Series AA Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the then outstanding shares of Series AA Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series AA Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options

or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A Conversion Price and/or the Series AA Conversion Price (as applicable) pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series A Conversion Price and the Series AA Conversion Price (as applicable) computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series A Conversion Price or Series AA Conversion Price (as applicable) as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series A Conversion Price to an amount which exceeds the lower of (i) the Series A Conversion Price or the Series AA Conversion Price (as applicable) in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series A Conversion Price or Series AA Conversion Price (as applicable) that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series A Conversion Price or the Series AA Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A Conversion Price or the Series AA Conversion Price (as applicable) then in effect, or because such Option or Convertible Security was issued before the Series AA Original Issue Date), are revised after the Series AA Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of

any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A Conversion Price or Series AA Conversion Price pursuant to the terms of Subsection 4.4.4, the Series A Conversion Price and/or Series AA Conversion Price (as applicable) shall be readjusted to such Series A Conversion Price or Series AA Conversion Price (as applicable) as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series A Conversion Price and/or Series AA Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series A Conversion Price and/or Series AA Conversion Price (as applicable) that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series A Conversion Price and/or Series AA Conversion Price (as applicable) that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series AA Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Series A Conversion Price and/or Series AA Conversion Price (as applicable) in effect immediately prior to such issue, then the Series A Conversion Price and/or Series AA Conversion Price (as applicable) shall be reduced, concurrently with such issue, to the consideration per share received by the Corporation for such issue or deemed issue of the Additional Shares of Common Stock; provided that if such issuance or deemed issuance was without consideration, then the Corporation shall be deemed to have received an aggregate of $5.58 of consideration per share for all such Additional Shares of Common Stock issued or deemed to be issued; provided, further,

that the foregoing anti-dilution protections shall not, in any event, change the Series A Conversion Price or the Series AA Conversion Price to a price per share lower than $5.58 (subject to adjustments for stock dividends, splits, combinations and similar events).

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction

or a series of related transactions and that would result in an adjustment to the Series A Conversion Price and/or the Series AA Conversion Price pursuant to the terms of Subsection 4.4.4, then, upon the final such issuance, the Series A Conversion Price and/or the Series AA Conversion Price (as applicable) shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series AA Original Issue Date effect a subdivision of the outstanding Common Stock, the Series A Conversion Price and the Series AA Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series AA Original Issue Date combine the outstanding shares of Common Stock, the Series A Conversion Price and the Series AA Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series AA Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series A Conversion Price and the Series AA Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying each of the Series A Conversion Price and Series AA Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Conversion Price and the Series AA Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price and Series AA Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of

such dividends or distributions; and (b) no such adjustment shall be made if the holders of Series A Preferred Stock and/or Series AA Preferred Stock (as applicable) simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A Preferred Stock and/or Series AA Preferred Stock (as applicable) had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series AA Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of the applicable series of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 1 (including provisions with respect to changes in and other adjustments of the Series A Conversion Price and/or the Series AA Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price and/or the Series AA Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of the affected series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the applicable Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation

shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series A Conversion Price and/or Series AA Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series A Preferred Stock and/or Series AA Preferred Stock (as applicable).

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series A Preferred Stock, the Series AA Preferred Stock, and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $10 million of gross proceeds to the Corporation or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "***Mandatory Conversion Time***"), then (i) all outstanding shares

of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1. and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation. against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted shares of Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock and/or Series AA Preferred Stock (as applicable) accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

7. Waiver. Except for Subsection 4.4.2 (which may only be waived and/or consented to as described therein), any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Preferred Stock then outstanding.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth

shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 1st day of August, 2017.

By: ______________________________
Christian Ruth, President

SECOND AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
GINMAN GROUP INC.

Ginman Group Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the **"General Corporation Law"**), does hereby amend its Amended and Restated Certificate of Incorporation (as previously amended) as follows:

1. The second sentence of the first paragraph of the Fourth Section is deleted in its entirety, and replaced with the following: "The total number of shares of all classes of stock which the Corporation shall have authority to issue is 2,500,000 shares, 1,600,000 of which shall be Common Stock, par value $0.0001 per share ("Common Stock"), and 900,000 of which shall be Preferred Stock, par value $0.0001 per share ("Preferred Stock").

2. The first sentence of Section B of the Fourth Section is deleted in its entirety, and replaced with the following: "900,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "Series A Preferred Stock" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations."

3. Article First of the Amended and Restated Certificate of Incorporation is deleted in its entirety, and replaced with the following: "The name of the Corporation is SelfieStyler Inc. (the "Corporation")."

4. This Second Amendment to the Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of Delaware.

IN WITNESS WHEREOF, Ginman Group Inc. has caused this Second Amendment to be executed in its corporate name this 1st day of April 2016.

GINMAN GROUP INC.,
a Delaware corporation

By [signature]
Name: Christian Ruth
Title: President

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:58 PM 04/04/2016
FILED 12:58 PM 04/04/2016
SR 20162053528 - File Number 5150060

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:46 PM 12/18/2014
FILED 01:46 PM 12/18/2014
SRV 141557771 - 5150060 FILE

CERTIFICATE OF AMENDMENT OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF GINMAN GROUP INC.

1. The name of the Corporation is Ginman Group Inc. (the "Corporation").

2. The following amendment was duly adopted by (i) the unanimous approval of the Board of Directors of the Corporation by written consent of the Board of Directors of the Corporation dated November 26, 2014 and (ii) written consent of a majority of the shareholders of the Corporation adopted as of November 26, 2014, pursuant to Section 228 of the General Corporation Law of the State of Delaware, which consent was signed by holders of outstanding stock having not less than the minimum number of votes necessary to authorize the foregoing amendment. On April 24, 2014, an Amended and Restated Certificate of Incorporation of the Corporation was filed with the Delaware Department of Corporations (the "Amended and Restated Certificate of Incorporation"). Accordingly, the following Sections of the Amended and Restated Certificate of Incorporation are amended to read as follows:

> 1. The first sentence of Article FOURTH, Section B is amended and restated to read, "145,000 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualification and limitations."
>
> 2. In the last sentence of Article FOURTH, Section B(2)(2.1), the definition of "Series A Original Issue Price" is amended from $5.41 per share to $5.18 per share.
>
> 3. The second sentence of Article FOURTH, Section B(4)(4.1)(4.1.1) is amended and restated to read, "The "Series A Conversion Price" shall initially be equal to $5.18."
>
> 4. The following language shall be added as the last sentence of Article FOURTH, Section (B)(4)(4.4)(4.4.4), "Securities issued upon the conversion of any debenture, warrant, option or other convertible security granted prior to the Series A Original Issue Date and converting after the Series A Original Issue Date shall not trigger anti-dilution adjustment."

3. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4. The capital of the Corporation shall not be reduced under or by reason of this

amendment.

Executed this 26th day of November, 2014, in the name of the Corporation by its President.

GINMAN GROUP INC.

By: ________________________

Gina Mancuso, President

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "GINMAN GROUP INC.", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF APRIL, A.D. 2014, AT 12:13 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

5150060 8100

140513687

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 1321487

DATE: 04-25-14

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:13 PM 04/24/2014
FILED 12:13 PM 04/24/2014
SRV 140513687 - 5150060 FILE

CERTIFICATE OF AMENDMENT AND RESTATEMENT OF THE CERTIFICATE OF INCORPORATION OF GINMAN GROUP INC.

Ginman Group Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. The name of the Corporation is Ginman Group Inc. (the "**Corporation**") and the Corporation was originally incorporated pursuant to the General Corporation Law on May 4, 2012, under the name Ginman Group Inc.

2. By unanimous consent dated April 11, 2014, the Board of Directors of the Corporation duly adopted resolutions regarding a proposed Amended and Restated Certificate of Incorporation (the "**Restated Certificate**"), which Restated Certificate is attached hereto as Exhibit A, declaring said Restated Certificate desirable and in the best interests of the Corporation and directing that the Restated Certificate be submitted to the shareholders for their approval as follows:

> **RESOLVED**, that the Board of Directors determines it to be desirable and in the best interest of the Corporation that the Certificate of Incorporation of the Corporation be amended and restated as set forth in the attached Exhibit A (the "Restated Certificate") and directs that the Restated Certificate be submitted to the shareholders for their approval.

3. Pursuant to the action of the Board of Directors and by consent of the Shareholders adopted on April 11, 2014, pursuant to Section 228 of the General Corporation Law of the State of Delaware, which consent was signed by holders of outstanding stock having not less than the minimum number of votes necessary to authorize the Restated Certificate, the Shareholders approved the adoption of the Restated Certificate.

4. The Restated Certificate was duly adopted in accordance with the provisions of Section 245 of the General Corporation Law of the State of Delaware.

Executed this 11 day of April, 2014, in the name of the Corporation by its President.

GINMAN GROUP INC.

By: ______________________
Gina Mancuso, President

{#456981-2, 114506-00001-03}

Exhibit A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF GINMAN GROUP INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

FIRST: The name of this corporation is Ginman Group Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, in the County of New Castle. The name of its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,000,000 shares, 700,000 of which shall be Common Stock, par value $0.0001 per share ("**Common Stock**"), and 300,000 of which shall be Preferred Stock, par value $0.0001 per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

95,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated **"Series A Preferred Stock"** with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends. The holders of Series A Preferred Stock are entitled to receive dividends when, as and if declared by the Board, out of funds legally available therefor, on each outstanding shares of Series A Preferred Stock in an amount equal to the dividends that would be paid on the number of shares of Common Stock into which such Series A Preferred Stock is convertible as of the record date for such dividend payment. The right to such dividends on the Series A Preferred Stock is not cumulative. The Corporation shall not pay any dividend on the Common Stock unless the holders of Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to the dividend that would be payable to the holders of such Series A Preferred Stock if such shares had been converted into Common Stock as of the date of such payment of dividend on Common Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined in Section 2.3 below), the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times the Series A Original Issue Price (as defined below), or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the **"Series A Liquidation Amount"**). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The **"Series A Original Issue Price"** shall mean $5.41 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock, the remaining assets of the Corporation available

for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a **"Deemed Liquidation Event"** unless the holders of at least fifty percent (50%) of the outstanding shares of Series A Preferred Stock elect otherwise by written notice sent to the Corporation at least fifteen (15) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the **"Merger Agreement"**) provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series A Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event

advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Series A Preferred Stock, and (iii) if the holders of at least a majority of the then outstanding shares of Series A Preferred Stock so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Series A Preferred Stock at a price per share equal to the Series A Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series A Preferred Stock, the Corporation shall ratably redeem each holder's shares of Series A Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. On or before the applicable redemption date, each holder of shares of Series A Preferred Stock to be redeemed pursuant to this Subsection 2.3.2(b), shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated by the Corporation, and the redemption price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. If on the applicable redemption date the redemption price payable upon redemption of the shares of Series A Preferred Stock to be redeemed pursuant to this Subsection 2.3.2(b) is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Series A Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series A Preferred Stock shall cease to accrue after such redemption date and all rights with respect to such shares shall forthwith after the redemption date terminate, except only the right of the holders to receive the redemption price without interest upon surrender of any such certificate or certificates therefor. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the

consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class.

3.2 Series A Preferred Stock Protective Provisions. At any time when shares of Series A Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock, without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least fifty percent (50%) of the then outstanding shares of Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

4. Optional Conversion. The holders of the Series A Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of conversion. The "**Series A Conversion Price**" shall initially be equal to $5.41. Such initial Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series A Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Series A Preferred Stock to voluntarily convert shares of Series A Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Series A Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Series A Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Series A Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series A Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Series A Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series A Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Series A Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series A Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Series A Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Series A Conversion Price.

4.3.3 Effect of Conversion. All shares of Series A Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series A Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Series A Conversion Price shall be made for any declared but unpaid dividends on the Series A Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Series A Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) **"Option"** shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) **"Series A Original Issue Date"** shall mean the date on which the first share of Series A Preferred Stock was issued.

(c) **"Convertible Securities"** shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) **"Additional Shares of Common Stock"** shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Series A Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series A Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation; or

(iv) of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security.

4.4.2 No Adjustment of Series A Conversion Price. No adjustment in the Series A Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least fifty percent (50%) of the then outstanding shares of Series A Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to

exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series A Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series A Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series A Conversion Price to an amount which exceeds the lower of (i) the Series A Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series A Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series A Original Issue Date), are revised after the Series A Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4, the Series A Conversion Price shall be readjusted to such Series A Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series A Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series A Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series A Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Series A Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series A Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Series A Conversion Price in effect immediately prior to such issue, then the Series A Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Series A Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

(b) "CP_1" shall mean the Series A Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of

Convertible Securities (including the Series A Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for

Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4, then, upon the final such issuance, the Series A Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series A Original Issue Date effect a subdivision of the outstanding Common Stock, the Series A Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series A Original Issue Date combine the outstanding shares of Common Stock, the Series A Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series A Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series A Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Series A Preferred Stock simultaneously receive a dividend or

other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Series A Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series A Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series A Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series A Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series A Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series A Conversion Price then in effect, and (ii) the

number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series A Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series A Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series A Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series A Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series A Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $10 million of gross proceeds to the Corporation or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least fifty percent (50%) of the then outstanding shares of Series A Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Series A Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1, and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Series A Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series A Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series A Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series A Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Series A Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series A Preferred Stock converted. Such converted Series A Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Series A Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series A Preferred Stock following redemption.

7. Waiver. Any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the holders of at least fifty percent (50%) of the shares of Series A Preferred Stock then outstanding.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by <u>Section 145</u> of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

* * *

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A VIRGINIA CORPORATION UNDER THE NAME OF "GINMAN GROUP LLC" TO A DELAWARE CORPORATION, CHANGING ITS NAME FROM "GINMAN GROUP LLC" TO "GINMAN GROUP INC.", FILED IN THIS OFFICE ON THE FOURTH DAY OF MAY, A.D. 2012, AT 4:41 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5150060 8100V

120514872

AUTHENTICATION: 9552648

DATE: 05-07-12

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:45 PM 05/04/2012
FILED 04:41 PM 05/04/2012
SRV 120514872 - 5150060 FILE

STATE *of* DELAWARE
CERTIFICATE *of* CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A
CORPORATION PURSUANT TO SECTION 265
of
THE DELAWARE GENERAL CORPORATION LAW

1. The jurisdiction where the Limited Liability Company first formed is Virginia.
2. The jurisdiction immediately prior to filing this Certificate is Virginia.
3. The date the Limited Liability Company first formed is August 19, 2011.
4. The name of the Limited Liability Company immediately prior to filing this Certificate is Ginman Group LLC.
5. The name of the Corporation as set forth in the Certificate of Incorporation is Ginman Group Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company has executed this Certificate on the 2nd day of May, A.D. 2012.

By:________________________
Name: Gina Mancuso
Title: Member

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF CERTIFICATE OF INCORPORATION OF "GINMAN GROUP INC." FILED IN THIS OFFICE ON THE FOURTH DAY OF MAY, A.D. 2012, AT 4:41 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

5150060 8100V

120514872

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 9552648

DATE: 05-07-12

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:45 PM 05/04/2012
FILED 04:41 PM 05/04/2012
SRV 120514872 - 5150060 FILE

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
of
GINMAN GROUP INC.

FIRST: The name of the Corporation is Ginman Group Inc. (the "***Corporation***").

SECOND: Its registered office in the State of Delaware is to be located at 615 South DuPont Highway, in the City of Dover, County of Kent, Zip Code 19901. The registered agent in charge thereof is National Corporate Research, Ltd.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "***DGCL***").

FOURTH: The Corporation shall have the authority to issue One Million (1,000,000) shares of Common Stock, par value $0.0001 per share.

FIFTH: In furtherance and not in limitation of the powers conferred by the DGCL, the Board of Directors shall have the power to adopt, amend or repeal By-laws of the Corporation, subject to the right of stockholders of the Corporation to adopt, amend or repeal any By-law.

SIXTH: The Corporation shall, to the fullest extent permitted by the DGCL (including, without limitation, Section 145 thereof), as the same may be amended and supplemented from time to time, indemnify any and all persons whom it shall have power to indemnify under the DGCL. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled whether as a matter of law, under any By-law of the Corporation, by agreement, by vote of stockholders or disinterested directors of the Corporation or otherwise.

SEVENTH: The number of directors of the Corporation shall be determined in the manner set forth in the By-laws of the Corporation. The election of directors of the Corporation need not be by written ballot, unless the By-laws of the Corporation otherwise provide.

EIGHTH: To the fullest extent permitted by the DGCL, a director shall not be personally liable to the Corporation or its Stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval of the stockholders of this Certificate to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any amendment, repeal, or modification of the foregoing provisions shall not

adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

NINTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-laws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the By-laws of the Corporation.

TENTH: Gina Mancuso is the sole incorporator and her mailing address is 175 Varick Street, New York, New York 10014.

[*Remainder of page intentionally left blank*]

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 2nd day of May, A.D. 2012.

By: ______________________

Name: Gina Mancuso, sole incorporator

STATE OF DELAWARE
CERTIFICATE FOR RENEWAL AND REVIVAL OF CHARTER

The corporation organized under the laws of the State of Delaware, the charter of which was voided for non-payment of taxes and/or for failure to file a complete annual report, now desires to procure a restoration, renewal and revival of its charter pursuant to Section 312 of the General Corporation Law of the State of Delaware, and hereby certifies as follows:

1. The name of the corporation is GINMAN GROUP INC.

2. The Registered Office of the corporation in the State of Delaware is located at 2711 CENTERVILLE ROAD, SUITE 400 (street), in the City of WILMINGTON, County of NEW CASTLE Zip Code 19808. The name of the Registered Agent at such address upon whom process against this Corporation may be served is CORPORATION SERVICE COMPANY.

3. The date of filing of the Corporation's original Certificate of Incorporation in Delaware was 05/04/2012.

4. The renewal and revival of the charter of this corporation is to be perpetual.

5. The corporation was duly organized and carried on the business authorized by its charter until the 1st day of MARCH A.D. 2014 at which time its charter became inoperative and void for non-payment of taxes and/or failure to file a complete annual report and the certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

By: [signature]
Authorized Officer

Name: GINO MANCUSO
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